 ===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                 SCHEDULE TO-I/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMENDMENT NO. 3 - FINAL AMENDMENT
                                 ---------------
                    SYSTEMS & COMPUTER TECHNOLOGY CORPORATION
                       (Name of Subject Company (Issuer))

                    SYSTEMS & COMPUTER TECHNOLOGY CORPORATION
                        (Name of Filing Person (Offeror))


           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    871873105
                      (CUSIP Number Of Class Of Securities)
                            (Underlying Common Stock)
                                 ---------------
                              Richard A. Blumenthal
                                 General Counsel
                    Systems & Computer Technology Corporation
                          Great Valley Corporate Center
                               4 Country View Road
                           Malvern, Pennsylvania 19355
                            Telephone: (610) 647-5930
            (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of Filing Person)
                                 ---------------
                                 with a copy to:

                                Barry M. Abelson
                                Robert A. Friedel
                               Pepper Hamilton LLP
                              3000 Two Logan Square
                        Philadelphia, Pennsylvania 19103
                            Telephone: (215) 981-4000

                                 ---------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

             Transaction                        Amount of Filing Fee**
             Valuation*
                                                      $1,068.30
             $13,205,231
--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 3,040,271 options at the purchase price applicable to each option. The purchase price for each option is the amount by which $16.50 exceeds the exercise price of the option. This offer relates to the following options with the respective exercise prices set forth below: (i) 56,601 options at $6.75; (ii) 2,000 options at $6.955; (iii) 500 options at $7.00; (iv) 50,000 options at $7.15; (v) 1,500 options at $7.37; (vi) 15,000 options at $8.125; (vii) 31,539 options at $8.625; (viii) 3,500 options at $8.73;
         (ix) 44,667 options at $9.25; (x) 12,500 options at $9.65; (xi) 310,000 options at $9.6875; (xii) 14,000 options at $9.875; (xiii) 30,934 options at $10.00; (xiv) 4,000 options at $10.125; (xv) 874,701 options at $10.14; (xvi) 40,000 options at $10.73; (xvii) 7,000 options at
         $10.95; (xviii) 18,000 options at $11.00; (xix) 1,000 options at
         $11.24; (xx) 287,820 options at $11.25; (xxi) 253,850 options at
         $12.29; (xxii) 196,350 options at $14.625; (xxiii) 2,000 options at
         $14.75; (xxiv) 12,500 options at $15.19; (xxv) 3,000 options at
         $15.9375; and (xxvi) 767,309 options at exercise prices greater than or equal to $16.50. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the transaction valuation.

**       Previously Paid

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

  Amount Previously Paid:    Not Applicable        Filing Party: Not Applicable
  Form or Registration No.:  Not Applicable        Date Filed:   Not Applicable

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[X]      ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ]      GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ]      SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [X]
================================================================================

                  This Amendment No. 3 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 9, 2004, as previously amended, relating to our offer to the optionholders of Systems & Computer Technology Corporation ("SCT") to tender options (whether vested or unvested) that have not expired and are outstanding under SCT's 1990 Employees' Stock Option Plan and 1994 Long-Term Incentive Plan, all as amended to date ("Eligible Options"), in exchange for a cash payment, upon the terms and subject to the conditions described in the Offer to Purchase, the related cover letter, the Form of Election to Tender Eligible Options, and the Form of Notice of Withdrawal, all dated January 9, 2004, as amended.

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to provide the following information:

                  The offer expired at 5 p.m., Eastern Standard Time, on February 12, 2004. Upon expiration of the offer, options to purchase 3,012,970 shares of common stock, constituting 99.83% of the eligible options, were validly tendered and not withdrawn. SCT has accepted for payment all validly tendered eligible options. On February 12, 2004, the merger of SCT with Schoolhouse Acquisition Corp. Inc. was consummated, and all conditions to the offer have been satisfied. Accordingly, SCT will promptly pay each optionholder the cash consideration for each validly tendered eligible option specified in the Offer to Purchase.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

                            Systems & Computer Technology Corporation

                            /s/  Eric Haskell
                            ----------------------------------------------------
                            Executive Vice President, Finance & Administration; Treasurer; and Chief Financial Officer




Date:  February 12, 2004















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